CASE FINANCIAL, INC.
7668 El Camino Real, Suite 104-106
Carlsbad, CA 92009
November 23, 2010

Andrew Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0404

Re:	Case Financial, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2009
Filed January 13, 2010
Form 10-Q for the Quarterly Period Ended December 31, 2009
Filed February 22, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 24, 2010
Form 10-Q Am.2 for the Quarterly Period Ended June 30, 2010
Filed September 15, 2010
File No. 000-27757

Dear Mr. Mew:

The following is a response to the comments provided by you regarding the above-referenced filings in your letter dated October 5, 2010.

Form 10-Q for the quarterly period ended December 31, 2009

Exhibits 31.1 and 31.2

1.	We note your response to prior comment two and your intent to file an amended Form 10-Q for the quarterly period ended December 31, 2009 and we await your amendment.

CASE RESPONSE:
The Company filed an abbreviated amendment on Form 10-Q for the quarterly period ended December 31, 2009 on October 8, 2010.

Form 10-Q for the quarterly period ended March 31, 2010

Exhibits 31.1 and 31.2

2.	We note your response to prior comment four and your intent to file an amended Form 10-Q for the quarterly period ended March 31, 2010 and we await your amendment.

CASE RESPONSE:
The company is in the process of filing a revised 10-Q for the quarterly period ended March 31, 2010.

Form 10-Q/A2 for the quarterly period ended June 30, 2010

Condensed Consolidated Statements of Cash Flows, page 5

3.	We note you reported common stock for services of $65,000 for the six months ended March 31, 2010 but you reported only $45,000 for the nine months ended June 30, 2010. Please explain the decrease.

CASE RESPONSE:

We have revised the six months ended March 31, 2010 consolidated statement of cash flows to properly reflect $45,000 as common stock issued for services as reported in the nine month statement ending June 30, 2010.  There was a misclassification of stock that was issued for cash and not services.  This was identified and corrected in our June 30, 2010 report, and we are now revising our March 31, 2010 report to properly reflect the amount of common stock issued for services.

Item 5. Other Information, page 19

4.
We note your disclosure of the dismissal of prior auditors and the engagement of new auditors on September 2, 2010.  However, we cannot locate your Item 4.01 of Form 8-K filed on EDGAR regarding your change in auditors.  If you have not yet filed the Form 8-K, please file it as soon as possible.  Refer to C&DIs on Exchange Act Form 8-K, Sections 214.01 and 214.02.

CASE RESPONSE:
Please see our Amendment No.1 to Item 4.01 on Form 8-K filed on November 9, 2010.

Exhibits 31.1 and 31.2

5.
Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K.  In this regard, we note that the language in the introductory paragraph 4 regarding internal control over financial reporting is missing in the certifications.  As such, please revise to provide complete certifications in accordance with the above rule.  To the extent you have no other revisions you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.  Otherwise, you should include the entire certification.

CASE RESPONSE:

The Company filed an abbreviated amendment on Form 10-Q for the quarterly period ended June 30, 2010 on November 22, 2010.

The Company acknowledges that:
·	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately addresses the comments contained in your letter of October 5, 2010.  Please feel free to contact us with any further comments or clarifications required at telephone number (760) 804-1449 or fax us at number (760) 804-1566.

 Respectfully submitted,

/s/ Lawrence Schaffer
President and Chief Financial Officer